Securities and Exchange Commission                                                                     October 2, 2009

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Jacada Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed April 16, 2009
File No. 0-30342

Dear Ms. Collins:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above-referenced filing (the “2008 Form 20-F”) that were provided to the Company by the Staff in its letter dated September 17, 2009 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type. Please note that all references to page numbers in the responses below refer to the page numbers of the 2008 Form 20-F as previously filed with the SEC.

In conjunction with the filing of this response letter, enclosed herewith we are submitting for filing an amendment to the 2008 Form 20-F revised to address the comments raised by the Staff in paragraph #5 of the Comment Letter. Contemporaneously herewith, and per the explanation contained below in our response to paragraph #5 in the Comment Letter, we are also submitting for filing an amendment to the Company’s Annual Report on Form 20-F for the Fiscal Year ended December 31, 2007, filed June 17, 2008 (the “2007 Form 20-F”).

Consolidated Statements of Operations, Page F-5

1.	We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations, which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2.

The Staff’s comment is duly noted, and in future filings the Company will remove the table of the share-based compensation expenses from the face of the consolidated statements of operations to conform to the guidance of paragraph F of SAB 107 and Section I.B.2 of Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06).

2.	We note your disclosures on page F-15 where you indicate that the Company enters into certain bundled arrangements that include significant customization of software and services and such revenue is accounted under contract accounting pursuant to SOP 81-1. Please tell us the classification and the amounts of revenues and related cost of revenues from these arrangements within your consolidated statements of operations. If you allocate the revenues between products and services, then please explain your allocation methodology, why you believe such presentation is reasonable, and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates, and/or footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.

We wish to supplementally advise the Staff that in bundled arrangements which include significant customization of software and services, for which the Company accounts under SOP 81-1, the Company allocates, for presentation purposes, revenues between products and services.

The table below presents the allocation between software licenses (products) and services for bundled arrangements accounted for under SOP 81-1 in fiscal year 2008:

	Software licenses	Services
	U.S dollars in thousands
Revenues	4,220	6,555
Cost of revenues	91	5,453

The methodology used to allocate revenues between the elements in the bundled arrangements is as follows:

•	Allocation of revenues to services is based on the Vendor Specific Objective Evidence of fair value of the services in the arrangement, and

•	The residual amount is allocated to software licenses’ revenues.

The Company confirms that this allocation was consistently applied.

The Company will include in future filings a discussion regarding the allocation methodology and the basis of presentation in its MD&A, Critical Accounting Policies and Estimates, and footnote disclosures.

Note 2, Significant Accounting Policies

n. Revenue Recognition. page F-14

3.

We note your disclosures on page F-15 where you indicate that the VSOE of fair value for maintenance is determined based on the price charged when sold separately. Please describe the process you use to evaluate the various factors that affect how you establish VSOE in your arrangements, including customer type, purchase volume, geographic region, etc. pursuant to paragraph 10 of SOP 97-2.

Further address the issue that if VSOE varies from customer to customer, how you can reasonably estimate fair value. In your response please tell us the volume of stand-alone sales used in your most recent VSOE analysis. If you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand-alone sales that fall within a narrow range of the median price for each segment.

The Company’s process for establishing VSOE of fair value of maintenance services (PCS) is through a performance of VSOE compliance test which is an analysis of the entire population of PCS renewal activity for the installed base of the Company. VSOE of fair value of PCS is based on the PCS renewal rate as permitted by AICPA Technical Practice Aid 5100.55, “Fair Value of PCS with a Consistent Renewal Percentage (But Varying Renewal Dollar Amounts) and Software Revenue Recognition”.

The Company uses the Bell-Shaped curve approach to establish its VSOE of fair value of PCS. VSOE of fair value of PCS exists when a substantial majority of the Company’s actual PCS renewals are within a narrow range of plus or minus 20% of the median of renewal rate of the respective software license’s selling price. The compliance test is stratified between the two geographic regions (i.e. North America and Europe) and between the two levels of maintenance (i.e. standard and 24*7). The Company believes that the above mentioned policy complies with paragraphs 10 of SOP 97-2.

The table below summarizes the results of the most recent compliance test for PCS’s VSOE of fair value (fiscal year 2008):

Geographical region	Level of maintenance	Number of maintenance renewals(1)	Percentage of maintenance renewals that fall within the range of VSOE
North America	Standard	7	100%
	24*7	7	71%
Europe	Standard	4	100%
	24*7	3	100%

(1) The Company demonstrated in the previous year a similar number of renewal transactions with 75% to 100% of maintenance renewals falling within the range of VSOE.

4.	You also indicate that the VSOE of fair value for other services is determined based on the price charged when sold separately. Please explain your methodology for establishing VSOE of fair value such services. In your response, please include the volume of stand-alone sales used in your VSOE analysis, as applicable.

The Company generally provides consulting and training services for which the Company establishes VSOE of fair value as follows:

The Company’s process for the establishment of VSOE of fair value for consulting and training services is through a performance of an analysis of the entire population of separate sales of services. VSOE of fair value of consulting and training services exists when a substantial majority of the Company’s actual price of the service in separate sales is within a narrow range of plus or minus 20% of the median of the consulting and training service selling price. The compliance test is stratified between the two geographic regions (i.e. North America and Europe). The Company believes that the above mentioned policy complies with paragraphs 10 of SOP 97-2.

The table below summarizes the results of the most recent compliance test for consulting services’ VSOE of fair value (fiscal year 2008):

Geographical region	Number of stand-alone sales of consulting services	Percentage of stand-alone sales of consulting services that fall within the range of VSOE of fair value
North America	26	85%
Europe	11	92%

The table below summarizes the results of the most recent compliance test for training services’ VSOE of fair value (fiscal year 2008):

Geographical region	Number of stand-alone sales of training services	Percentage of stand-alone sales of training services that fall within the range of VSOE of fair value
North America(1)	2	100%
Europe(2)	N/A	N/A

(1) North America demonstrated in previous years a greater number of stand-alone sales with percentages of stand-alone sales that fall within the range of VSOE, ranging from 86% to 100%.

(2) In Europe during 2008, training services were not provided under multiple elements arrangements that were required to be accounted separately under

SOP 97-2; therefore no VSOE compliance test for training services was required.

Exhibit l2.1 and 12.2

5.	We note that your Principal Executive Officer and Principal Financial Officer’s certifications filed under Item 19 of form 20-F (1) do not contain the introductory language of paragraph 4 to also indicate that the certifying officers are responsible for establishing and maintaining internal control over financial reporting and (2) are missing paragraph 4(b). Please revise the certifications included in the Company’s Form 20-F for the fiscal year ended December 31, 2008 accordingly. We refer you to Item 12 of the Instructions to the Exhibits of Form 20.F.

We acknowledge the Staff’s comment and, in response thereto, have concurrently herewith submitted an amended version of the Form 20-F that includes, in Exhibits 12.1 and 12.2 thereto, the required certification language pursuant to Rule 13a-14 or Rule 15d-14 under the Exchange Act concerning the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting, both in the introductory language in paragraph 4 of the certifications and in paragraph 4(b) thereof. Furthermore, upon receipt of this comment from the Staff, we realize that the language missing from the certifications filed under Item 19 of Form 20-F were also inadvertently omitted from the certifications filed under the 2007 Form 20-F.

Accordingly, and pursuant to Regulation S-K Compliance and Disclosure Interpretation no. 246.13 (available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm), the Company is filing, contemporaneously with the submission of this response letter (a) an amendment to the 2007 Form 20-F containing a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification, and (b) an amendment to the 2008 Form 20-F containing a cover page, explanatory note, full Item 15 disclosure, the Company’s financial statements, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification

Per the Comment Letter, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva & Leshem Brandwein (David S. Glatt at 011-972-3-610-3140).

By: /s/ Robert C. Aldworth

Name: Robert C. Aldworth

Title: Chief Financial Officer Jacada Ltd.